SEC Mail Processing Section
FEB 19 2008
Washington, DC
105

[redacted]

SECURITIES [illegible]
Wa[illegible]

08029573

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SEC FILE NUMBER
8- 51512

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREDERICKS MICHAEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 PARK AVENUE - 8TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN BOYAR 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARFIELD, SELTZER & CURCIO
(Name – *if individual, state last, first, middle name*)

551 FIFTH AVENUE (Address), NEW YORK (City), N.Y. (State) 10176 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH BOYAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREDERICKS MICHAEL SECURITIES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Kenneth Boyar
Signature

PRESIDENT / FINOP
Title

Nancy J. Cohen
Notary Public

Nancy J. Cohen
Notary Public State of NY
No 01CO6134863
Qualified in New York County
My Commission Expires 10/11/09

Feb 14, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

GARFIELD
+SELTZER
+CURCIO

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2007, and 2006, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garfield, Seltzer & Curcio, CPA'S, P.C.

New York, New York
February 5, 2008

GARFIELD
+SELTZER
+CURCIO

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To The Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements of Fredericks Michael Securities, Inc. for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Garfield, Seltzer & Curcio, CPA'S, P.C.

New York, New York
February 5, 2008

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

		2007		2006
ASSETS				
Current Assets:				
Cash	$	46,829	$	862
Due from Related Party		42,229		103,795
Prepaid Expenses		6,193		8,187
Total Current Assets		95,251		112,844
Property and Equipment - Net		-		6,626
Total Assets	$	95,251	$	119,470
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	18,637	$	7,912
Accrued Expenses		10,000		10,972
Total Current Liabilities		28,637		18,884
Stockholders' Equity:				
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)		100		100
Additional Paid-In Capital		49,900		49,900
Retained Earnings		16,614		50,586
Total Stockholders' Equity		66,614		100,586
Total Liabilities and Stockholders' Equity	$	95,251	$	119,470

The accompanying notes are an integral part of the financial statements.
"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
Revenue:		
Advisory Income	$ 60,244	$ 110,910
Leasing Income	7,391	2,437
Other Income - NASD Refund	35,000	-
Total Revenue	102,635	113,347
Operating Expenses		
Depreciation Expense	6,626	15,583
Legal and Accounting Fees	26,859	17,332
Regulatory and Consulting Fees	28,948	2,632
Office and Other Operating Expenses	479	950
Facilities Charge	72,000	72,000
Total Operating Expenses	134,912	108,497
Net Income (Loss) From Operations	(32,277)	4,850
Other Income and (Expenses)		
Interest Income	299	133
Total Other Income and (Expenses)	299	133
Income (Loss) Before Provision for Income Tax	(31,978)	4,983
Provision for Income Tax		
Current	1,994	928
Deferred	-	(1,503)
Total Provision for Income Taxes	1,994	(575)
Net Income (Loss)	(33,972)	5,558
Retained Earnings - Beginning of Year	50,586	45,028
Retained Earnings - End of Year	$ 16,614	$ 50,586

The accompanying notes are an integral part of the financial statements.
"See auditor's report."

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (33,972)	$ 5,558
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	6,626	15,583
Deferred Taxes Payable	-	(1,503)
(Increase) or Decrease in Current Assets:		
Lease Income Receivable	-	4,660
Due from Related Party	61,566	(32,410)
Prepaid Expenses	1,994	(8,187)
Increase or (Decrease) in Current Liabilities:		
Accounts Payable	10,725	7,912
Accrued Expenses	(972)	5,206
Income Taxes Payable	-	(8,640)
Net Cash Provided By Operating Activities	45,967	(11,821)
Cash Flows From Investing Activities:		
Purchases of Property and Equipment	-	(17,117)
Net Cash Used For Investing Activities	-	(17,117)
Cash Flows From Financing Activities:		
None	-	-
Net Cash Provided By Financing Activities	-	-
Net Increase in Cash	45,967	(28,938)
Cash at Beginning of Year	862	29,800
Cash at End of Year	$ 46,829	$ 862

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Taxes	$ -	$ 16,927
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements.
"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchan; Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securitie: Exchange Act of 1934 was approved. The Company is also a member of the National Association of Securities Dealers, Inc.

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Property, Equipment and Depreciation

Property, Plant and Equipment are recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

D) Income Taxes

The Company is in accordance with FASB No. 109 "Accounting for Income Taxes". The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the Company's net operating loss tax carry-forwards. As of December 31, 2007 and 2006, there were no temporary differences to account for respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2007	2006	Estimated Useful Life
Office Furniture	$ 37,469	$ 37,469	5 Years
Computer and Office Equipment	48,189	48,189	1- 3 Years
Total Property and Equipment	85,658	85,658	
Less: Accumulated Depreciation	(85,658)	(79,032)	
Net Property and Equipment	$ -	$ 6,626	

Depreciation expense for the years ended December 31, 2007 and 2006 totaled $ 6,626 and $15,583 respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due to the Company are pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amounts due from the related party as of December 31, 2007 and 2006 totaled $42,229 and $103,795 respectively.

B) Leasing Arrangements

The Company leases 100% of its furniture and equipment to a related party. Accordingly all lease revenue is earned from the related party. The equipment lease terms are between one and two years. For the years ended December 31, 2007 and 2006, leasing revenue earned from the related party totaled $7,391 and $2,437, respectively.

Included in the amounts due from the related party as of December 31, 2007 and 2006, are leasing income receivable totaling $-0- and $2,543, respectively.

The equipment leases were fully repaid by the related party during 2007.

C) Major Source of Income

For the years ended December 31, 2007 and 2006, one hundred percent (100%) of the Company's advisory income originated from the related party.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the $100,000 covered by federal deposit insurance. As of December 31, 2007 and 2006, there were no uninsured amounts (amounts in excess of $100,000).

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

	2007	2006
Current:		
Federal Corporation Tax	$ 701	$ 438
New York State Franchise Tax	577	190
New York City Corporation Income Tax	716	300
Total Current Taxes	$ 1,994	$ 928

Income taxes payable as of December 31, 2007 and 2006 totaled $-0- and $928, respectively.

Deferred:		
Federal	$ -	$ (1,503)
State and Local Taxes	-	-
Total Deferred Taxes	$ -	$ (1,503)

Deferred tax assets and liabilities in the accompanying balance sheets for the years ended December 31, 2007 and 2006 totaled $-0- and $-0-, respectively.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2007 AND 2006

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31,

	2007	2006
Net Capital		
Total stockholders' equity	$ 66,614	$ 100,586
Deduct: stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualifies for net capital	66,614	100,586
Add: subordinated borrowings allowable in computation of	-	-
Total capital and allowable subordinated borrowings	66,614	100,586
Deductions and/or changes:		
Nonallowable assets:		
Due from related party	42,229	103,795
Prepaid expenses	6,193	8,187
Furniture and equipment - net	-	6,626
Total deductions and/or changes:	48,422	118,608
Net Capital (deficiency) before haircuts on securities positions	18,192	(18,022)
Haircuts on securities	-	-
Net Capital (deficiency)	$ 18,192	$ (18,022)
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$ 28,637	$ 18,884
Total aggregate indebtedness	$ 28,637	$ 18,884
Minimum net capital required	$ 5,000	$ 5,000
Excess (Deficit) net capital	$ 13,192	$ (23,022)
Excess (Deficit) net capital at 1,000 percent	$ 15,328	$ -
Percentage of aggregate indebtedness to net capital	157%	0%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007 and 2006):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 10,177	$ (15,525)
Net audit adjustments resulting in increased income	8,015	(2,497)
Net Capital (deficiency) per above	$ 18,192	$ (18,022)

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2007 AND 2006

NONE

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2007 AND 2006

NONE

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2007 AND 2006

NONE

END